

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 4, 2021

James Xilas
Chief Executive Officer
Blubuzzard, Inc.
640 Douglas Avenue
Dunedin, FL 34698

> **Re: Blubuzzard, Inc.**
> **Registration Statement on Form 10-12G**
> **Filed July 7, 2021**
> **File No. 000-56019**

Dear Mr. Xilas:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G Filed July 7, 2021

General

1. We note that your common stock is currently registered pursuant to Section 12(g) of the Exchange Act. Please advise of us of your intentions related to your Form 15 filed June 4, 2021 as well as this Form 10-12G filed July 7, 2021. In this regard we note that your Section 12(g) registration will not terminate until 90 days after the date your Form 15 was filed. Refer to Rule 12g-4(a) for guidance. Please also note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be responsible for filing reports required by Section 13 of the Securities Exchange Act of 1934. We also may continue to comment on your registration statement after the effective date.

2. We note your disclosure that you intend to comply with the periodic reporting requirements of the Exchange Act for as long as your are subject to those requirements.

Please also disclose that you are currently delinquent in your reporting obligation and have a history of failing to file all required Exchange Act reports, as well as the impact on your trading market including any actions taken by OTC Pink. Please also either file or outline for us your plan to file your missing Exchange Act reports.

3. Your publicly available website indicates that you may have or may be engaged in a securities offering, and may have or may be providing asset management services. We also note a number of press releases indicate that you may have or may be engaged in a securities offering, and may have or may be providing asset management services. Disclose the material terms of this offering, including the amount of "nuggets" purchased and aggregate price paid, and provide us with a detailed legal analysis for your exemption from registration under the Securities Act of 1933. Please also revise to clarify your affiliation with bluBuzzard Advisors, LLC and disclose the status of its registration, the number of clients and assets managed, and any fees or costs related to such services. We may have additional comments after reviewing your response.

4. We note your Form 10 indicates that "[t]he Company has been engaged in organizational efforts and obtaining initial financing. The Company seeks to serve as a vehicle to pursue a business combination and has made no efforts thus far to identify a possible business combination … The business purpose of the Company is to seek the acquisition of or merger with an existing company." Based on the business description on your website and in numerous press releases it appears that bluBuzzard is a startup fintech company that is preparing to initiate its launch into the payment space and that the company's overall objective is to build an interconnecting financial landscape of businesses that utilize its digital asset secured by silver. Please substantially revise your Form 10 consistent with the website and press release disclosures or advise.

Business, page 3

5. Please disclose the material terms of the October 21, 2019 share purchase transaction, such as the price paid by Lykato Group, LLC. Please also include this agreement in your Exhibit Index.

Directors and Executive Officers
James Xilas..., page 9

6. Please disclose Mr. Xilas' business experience during the past five years. In this regard we note that Mr. Xilas appears to be affiliated with numerous active entities including, but not limited to, Blu Nugget, LLC. Please also disclose Epic Corporation's principal business along with the positions held by Mr. Xilas with Epic Corporation. Also disclose the positions held by Mr. Xilas with Sigmata Electronics, Inc. Refer to Item 401(e) of Regulation S-K for guidance.

Prior and Current Shell Company Experience, page 10

7.   We note that Mr. Xilas purchased his controlling interest in Sigmata Electronics, Inc. from Mr. Jeffrey DeNunzio and Mr. Paul Moody on December 11, 2019 for $205,000. Please disclose this, as well as whether Mr. Xilas is or was affiliated with Mr. DeNunzio or Mr. Moody. In this regard we note that Mr. Xilas also acquired his controlling interest in you from an entity owned by Mr. DeNunzio and managed by Mr. Moody on October 21, 2019. Please further disclose whether Sigmata Electronics, Inc. has fulfilled its reporting obligations under Regulation A since Mr. Xilas was appointed as its sole officer and director.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Babette Cooper at (202) 551-3396 or Jennifer Monick at (202) 551-3295 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or David Link at (202) 551-3356 with any other questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Real Estate & Construction